UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 000-55135

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POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

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120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including the unaudited consolidated financial statements for the three months ended March 31, 2018 and management’s discussion and analysis for the three months ended March 31, 2018, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of POET Technologies Inc. on Form F-10 (File No. 333-213422) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2018
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2018
99.3	Certification of Interim Filings by Chief Executive Officer, dated May 30, 2018
99.4	Certification of Interim Filings by Chief Financial Officer, dated May 30, 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018	POET Technologies Inc.

	By:	/s/ John Odonnell
	Name:	John Odonnell
	Title:	Director and Corporate Secretary